Exhibit (a)(3)

April 2, 2021

RE: Liquidation Opportunity for Benefit Street Partners Realty Trust, Inc.

Dear Shareholder,

Congratulations! Now you can sell your shares of common stock of Benefit Street Partners Realty Trust, Inc. (the “REIT”) for $11.02 per share in cash. Comrit Investments 1, Limited Partnership (the “Purchaser”) is offering to pay you cash by purchasing up to 2,300,000 shares of the REIT’s common stock. But this offer expires on May 31, 2021, so you must act soon.

Based on the REIT’s public filings, including the statements below, we believe that shareholders’ liquidity is extremely limited. Specifically, the REIT’s filings say:

•	No established trading market for the REIT’s shares currently exists, and as a result, it will be difficult for shareholders to sell their shares.
•	While the REIT has an operating share repurchase program (“SRP”), repurchases are made only on a semiannual basis and repurchases for any fiscal semester are limited to a maximum of 2.5% of the weighted average number of shares outstanding during the previous fiscal year, with a maximum for any fiscal year of 5.0% of the weighted average number of shares outstanding during the previous fiscal year. Additionally, the per share repurchase price under the SRP is limited to the lesser of (i) the most recent estimated per share NAV and (ii) the most recent book value determined in accordance with GAAP, multiplied by a percentage determined by the period of time during which the shareholder has held its shares.

•	The REIT estimated its per share NAV at $17.88 as of September 30, 2020, and its GAAP book value per share at $17.94 as of December 31, 2020. The REIT may publish an update to its estimated per share NAV or its GAAP book value during the period in which this offer is open. Shareholders should consult the REIT’s public filings pursuant to the Securities Exchange Act of 1934, as amended, for any such updates, which are available at www.sec.gov.

This offer will:

•	Allow you to take advantage of this opportunity to receive cash for your investment.
•	Eliminate the uncertainty of holding shares that currently have no liquid trading market.
•	Provide you with more control over your investments and your money today.

The Purchaser is not affiliated with the REIT or its management. The Purchaser and its affiliates currently own approximately 296,499 shares of the REIT’s common stock, or approximately 0.7% of the common stock outstanding as of February 28, 2021.

If you are interested in this opportunity, please carefully review the included Offer to Purchase and complete the enclosed Assignment Form in order to secure your price and get cash for your shares. The full Offer to Purchase and other related documents are also available for review at www.cttauctions.com/offerdisclosures.

If you act today, you can take part in this opportunity. The Purchaser will mail your check within three business days after the REIT confirms the transfer of shares, subject to any extensions of such time period that may be necessary due to the settlement practices of non-traded real estate investment trusts, some of which are outside the Purchaser’s control.

If you choose to sell your shares to the Purchaser, please complete the enclosed Assignment Form and return it as soon as possible.

If you have any questions, please contact Central Trade and Transfer, LLC at 1-800-327-9990.

Warm regards,

Comrit Investments 1, Limited Partnership

By: Comrit Investments Ltd., its General Partner

By:
Ziv Sapir, Chief Executive Officer